Filed pursuant to Rule 424 (b) (3)

Registration # 333-76498

G REIT, INC.

Supplement No. 5 dated February 7, 2003

to the Prospectus dated July 22, 2002

This Supplement No. 5 supplements, modifies and supersedes some of the information contained in our prospectus dated July 22, 2002 and our Supplement No. 4 dated December 9, 2002. Unless we define a term in this Supplement No. 5, you should rely on our prospectus for the meaning of any defined terms. References in this Supplement No. 5 to “us,” “we,” or “our company” mean G REIT, Inc. and G REIT, L.P., unless the context otherwise requires.

STATUS OF OUR OFFERING

General

As of February 7, 2003, we had offered 20,000,000 and sold approximately 2,851,299 shares of our common stock available for distribution to the public on a “best efforts” basis, and issued an additional 18,117 shares to shareholders participating in our dividend reinvestment plan, resulting in gross proceeds of approximately $28,634,121. After taking into account cash used in connection with the acquisition of real estate properties, loans, and payment of selling commissions, marketing support and due diligence reimbursement fees, we had approximately $2,500,000 in cash available to invest in properties as of February 7, 2003.

Selling Commissions

As of February 7, 2003, we had incurred approximately $2,103,958 in selling commissions due to the dealer manager, a portion of which has been paid to participating broker-dealers as commissions.

Marketing Support and Due Diligence Reimbursement Fee

As of February 7, 2003, we had incurred approximately $561,056 in marketing support and due diligence reimbursement fees due to the dealer manager, a portion of which has been reallowed to participating broker-dealers.

Other Organizational and Offering Expenses

As of February 7, 2003, we had incurred approximately $715,853 in other organizational and offering expenses.

SUBSEQUENT STATE REGISTRATIONS AND ESCROW REQUIREMENT

In addition to the states listed in our prospectus and Supplement No. 4, we have registered the offering and intend to offer our shares for sale to the residents of Indiana and Kentucky. In addition, we have applied for registration to sell our shares in the State of New York. Upon effectiveness of our New York registration, we will establish a special escrow account in which we will place all subscriber funds subsequently received pending their use for the specific purposes described in our prospectus (for example, acquisition of interests in real estate), as required by New York law. All monies in the escrow account shall be held in trust for the benefit of the subscribers, and shall not be commingled with the funds of, or become an asset of, our company until such time as they are released from the escrow account for the purposes stated in the prospectus. Funds in the escrow account shall not be subject to attachment, levy or other encumbrance in any legal action by a third party against our company. In the event any funds are not released from the escrow account in consummation of the transactions and purposes stated in the prospectus, such monies shall be returned to subscribers pro rata. The escrow account shall be maintained at PriVest Bank in South Coast Metro, California.

PROPERTY ACQUISITIONS

Congress Center—Chicago, Illinois

On January 9, 2003, through a wholly owned subsidiary we purchased an approximately 25% undivided tenant in common interest in Congress Center, a 16-story Class A office building of approximately 525,000 square feet located in Chicago, Illinois. Our affiliates, NNN Congress Center, LLC and WREIT — Congress Center, LLC, simultaneously purchased undivided tenant in common interests totaling approximately 75% ownership of the property. The seller was Congress Center, L.L.C., an unaffiliated third-party. The total purchase price for Congress Center was $136,108,000. The purchase price included a sales commission payable to Triple Net Properties Realty, Inc., an affiliate of the Company, of $2,000,000, approximately 1.50% of the purchase price.

Our total investment consisted of our proportionate share of the purchase price (approximately $34,027,000 including $10,039,500 in cash and $23,987,500 in debt), plus $1,960,500 for our proportionate share of closing costs, loan fees and reserves. We are jointly and severally liable with the other tenants in common for the total debt of $95,950,000 and any subsequent increases in the total debt.

The purchase of the property was financed by two loans made to the tenants in common—a senior mortgage bridge loan and a mezzanine loan. Fleet National Bank provided an $80,950,000, 36-month senior mortgage bridge loan bearing interest at a stated rate equal to the 30-day London Interbank Rate (“LIBOR”) plus 1.75% per annum (3.11% at date of acquisition), declining to LIBOR plus 1.50% per annum upon certain conditions. The senior bridge loan (i) requires interest-only payments until the property is 95% leased, and then amortizes on a 30-year schedule; and (ii) can be extended pursuant to two one-year extensions, at the borrowers’ election, upon satisfaction of certain minimum loan to value, debt coverage, and other conditions and payment of a 0.25% fee upon each extension. Under certain circumstances, the principal amount of the senior bridge loan may be increased by up to $9,000,000 under “earn out” and tenant improvement provisions related to leasing activity. The proceeds, when and if available, would be used for the payment of tenant improvements, property reserves or to reduce other indebtedness of the property. The purchase was additionally funded with financing provided by Fleet Real Estate, Inc., an affiliate of Fleet National Bank, under a $15,000,000, 36-month mezzanine loan. The mezzanine loan accrues interest at the 30-day LIBOR plus 6.75% per annum (8.11% at date of acquisition) which is the accrual rate. During the first year, interest on the mezzanine loan will be payable at an amount which may be less than or equal to the accrual rate and as a result, interest on this loan which may be deferred and accrued during this period will be added to the mezzanine loan’s principal balance, as applicable. Specifically, interest on the mezzanine loan will be payable at the greater of (i) the 30-day LIBOR plus 2.00% per annum or (ii) the excess of property cash flow remaining after payment of all approved operating expenses, reserves and debt service related to the senior bridge loan, but not to exceed unpaid interest accrued based on the accrual rate. The mezzanine loan (i) can be extended pursuant to two one-year extensions, at the borrowers’ election, upon satisfaction of certain minimum loan to value, debt coverage, and other conditions and payment of a 0.25% fee upon each extension; and (ii) features interest-only payments until extended, then amortizes on a 30-year schedule. The senior bridge loan and mezzanine loan agreements contain cross-default provisions. We have entered into an interest rate hedge agreement covering the principal amount of the senior bridge loan and mezzanine loan to limit our exposure to fluctuations in LIBOR. We were required to guarantee certain recourse liability “carve outs”, for which there may be liability under the loan documents.

The senior loan is secured by a first lien mortgage and security agreement on the property, as well as a collateral assignment of leases, rents, contracts, license and permits and certain other collateral. Along with the other tenants in common, through GREIT — Congress Center, LLC we have guaranteed the senior loan. If there were an uncured event of default on the senior loan, we could lose our ownership interest in the property.

The mezzanine loan is secured by, among other things, a first priority pledge and security agreement in favor of the lender of our entire ownership interest in our subsidiary as well as the entire ownership interests in the similar subsidiaries of the other purchasers. In addition, our subsidiary and each of the similar subsidiaries of the other purchasers have fully and unconditionally guaranteed the timely payment and performance of the mezzanine loan. If there were an uncured event of default on the mezzanine loan, we could lose our equity in our subsidiary, and consequently our ownership interest in the property. If, along with the other tenants in common, we wish to prepay the mezzanine loan within twenty-four months of closing, we would be required to pay an early termination fee.

Congress Center is located at 525 West Van Buren in the West Loop submarket of Chicago’s Central Business District. The property’s location is within the West Loop’s Clinton Street Corridor, an area that has seen significant construction of office buildings leased to internationally recognized credit tenants. The location offers easy access to U.S. Interstates 290 and 94, the area’s rapid transit network, commuter rail stations and parking garages. The West Loop submarket is the second largest of Chicago’s five office submarkets, consisting of over 25 million square feet, the majority of which was developed since 1980. The West Loop submarket is generally considered the preferred location for corporate tenancy and institutional investment and commands the highest average rents in Chicago. The Clinton Street Corridor, the property’s immediate neighborhood, has experienced significant retail and residential development and now is a mix of residential, office and retail properties, including Fortune 100 office tenants, restaurants, art galleries and more than 6,000 condominium and town home residences.

Built in 2001, Congress Center is an approximately 525,000 square foot 16-story Class A office building. There are approximately 524,784 net rentable square feet including 19,421 square feet of mezzanine-level storage space and 1,821 square feet of retail space. There are 40 indoor parking spaces. The property features column-free floor plates of approximately 33,000 square feet, and state-of-the-art safety, security, electrical, telecommunications and HVAC systems.

Congress Center is approximately 85% leased to 8 tenants, including the United States General Services Administration (“GSA”), National Railroad Passenger Corporation (“Amtrak”), Akzo Nobel, Inc., GE Employers Reinsurance Corporation (“GE”) and North American Company for Life and Health Insurance (“North American”). No leases expire during the next twelve-months. The U.S. Department of the Treasury occupies approximately 21% of the property under leases with the General Services Administration expiring in 2012 and 2013. North American occupies approximately 19% of the property with a lease expiring in 2012 and GE occupies approximately 13% of the property with a lease expiring in 2012. Government leases represent approximately 21% of the total rentable square feet. Government entities occupy approximately 21% of the property. Less than 1% of the current leases expire during the next 8 years. The leases for the United States Secret Service and United States Department of the Treasury are GSA leases and are computed on a “full service” or gross basis, which means that as a landlord, we bear the risks of certain increases in operating expenses not paid or reimbursed by the tenants under the GSA leases.

The following table provides certain information with respect to the leases at this property with these tenants.

Lessee	Rentable Square Feet	Lease Ends	Percentage of Property Leased	Current Base Annual Rent	Rent Per Square Foot	Changes to Rent Per Square Foot
AKZO Nobel**	90,138	12/2013	17.18%	$—	$—	1/04	$1.75
Amtrak	49,765	12/2011	9.48	1,066,932	1.79	1/04	1.83
GE Reinsurance Corp	66,520	12/2012	12.68	1,380,290	1.73	1/04	1.77
Gerling Global	3,991	12/2006	0.76	85,727	1.79	—	—
Institute of Food Technologists	26,000	3/2017	4.95	559,000	1.79	4/03	1.83
Management Office	1,291	—	—	—	—	—	—
Mezz Storage	2,500	—	—	—	—	—	—
Mezz Storage	2,500	—	—	—	—	—	—
Mezz Storage	2,500	—	—	—	—	—	—
Mezz Storage	2,500	—	—	—	—	—	—
Mezz Storage	2,500	—	—	—	—	—	—
Mezz Storage	2,500	—	—	—	—	—	—
Mezz Storage	2,500	—	—	—	—	—	—
Mezz Storage	108	7/2007	—	—	—	—	—
North American Life & Health Insurance Company	100,890	2/2012	19.23	1,791,594	1.48	3/03	1.56
Permanently Vacant	227	—	—	—	—	—	—
Tobmar Investments International	600	3/2013	0.11	21,000	2.92	12/07	3.35
US Secret Service (GSA)*	76,200	5/2012	14.52	3,084,576	3.37	6/03	3.44
US Treasury Dept. (GSA)*/***	33,260	5/2013	6.34	—	—	5/03	3.33
Vacant Suites	58,295	—	—	—	—	—	—
Total:	524,784		85.25%

*	Government entity or government contractor
**	Lease begins 1/1/04
***	Lease begins 4/16/03

        The following table provides certain information with respect to lease expirations over the next 10 years at this property.

Year Ending December 31	Number of Leases Expiring	Rentable Sq. Ft. of Leases Expiring	Base Annual Rent of Leases Expiring (1)	Percent of Total Building Rentable Sq. Ft. Represented by Leases Expiring	Percent of Gross Annual Base Rent Represented by Leases Expiring (1)
2003	—	—	$—	—%	—%
2004	—	—	—	—	—
2005	—	—	—	—	—
2006	—	—	—	—	—
2007	—	—	—	—	—
2008	—	—	—	—	—
2009	1	3,991	83,811	0.76	1
2010	—	—	—	—	—
2011	1	49,765	1,066,932	9.48	13.3
2012	3	243,610	$6,256,460	46.43%	78.3%

(1)	These amounts are based on the property’s current base annual rent, which may increase under the terms of the leases.

We do not anticipate making any significant repairs or improvements to the property over the next few years. An environmental assessment completed in connection with the purchase of the property found no hazardous conditions. For federal income tax purposes, our depreciable basis in the property is approximately $115,691,800.

Our advisor has retained Triple Net Properties Realty, Inc. to manage the property for a property management fee equal to 5% of the gross income of the property in addition to compensation for property-level services, including leasing fees, loan origination and servicing fees and property tax reduction fees.

Chicago, Illinois

Chicago Central Business District Office Market

From 1996 through 2000, net absorption in the approximately 111 million square foot Chicago Central Business District office market averaged over 2.1 million square feet per year, decreasing the overall vacancy rate to approximately 8.2% as of year end 2000. As was the case for most of the nation’s office market, overall net absorption lagged in 2001, with net absorption in the Chicago Central Business District of approximately 7 million square feet. The Chicago Central Business District market continued to perform well during the year, however, and generally sustained both its occupancy and rental rate levels.

The high levels of net absorption in the latter half of the 1990s are a testament to Chicago’s strong and diverse economy. The Chicago office market is not dependent upon any one particular industry. Given its diverse services base, Chicago is known as one of the safest markets in the nation for investment. Since 1994, average annual absorption of approximately 2.8 million square feet coincided with the creation of over 75,000 net new jobs in Chicago’s Central Business District. The attractiveness of Chicago’s Central Business District is further exemplified by the recent relocation of Boeing Corporation’s headquarters to downtown Chicago.

Chicago’s Central Business District offers numerous hotel, restaurant, recreational and retail amenities and is served by an extensive highway system, four major commuter rail stations and one of the nation’s most elaborate and convenient rapid transit systems. Additionally, since 1990, over 31,000 new and converted residential units have been built downtown, bringing further economic vitality to this 24/7 city and, in doing so, removing over 7 million square feet of obsolete office properties through adaptive reuse projects. An additional

9,000 residential units are expected to be brought to market from 2002 to 2004. Its location, access to the suburbs and a growing sophisticated downtown residential population have enticed many employers remain and expand in the Central Business District.

One major consideration for investment in the Chicago CBD is new construction activity. Recent and pending office developments have met with success, particularly in pre-leasing activity. Properties similar to Congress Center generally have leased quickly at rental rates averaging in the range of approximately $20 to $23 net per square foot. Many tenants are leaving older properties for new construction occupancies such as Congress Center and, in many instances, remaining tenants requiring expansion space have leased space that was being vacated. Additionally, the capital markets have imposed significant financing restrictions on proposed new developments and substantial pre-leasing is required. From 1999 through 2003, over 6.9 million square feet of new office development will have been completed in the latest development cycle, with over 78% of the inventory being pre-leased.

Economy

The second quarter of 2002 began to show signs of increased tenant activity in the Chicago office market. However, even when demand bounces back, it will be a considerable time before the market indicators improve, given the lag time between deal signings and occupancy. The absorption numbers reflect the absence of any measurable demand in the market for the past 12 to 18 months. Although there has recently been an increase in activity, compared to last year’s depressed levels, absorption has been slow to materialize. The impact of last year’s unprecedented jump in sublet vacancies is beginning to wind down. The reduction in sublet impact on the market is due to original leases reaching their natural expiration date. However, there is still approximately 6 million square feet of sublet space available in the market.

Job Growth

In February of 2002, the Bureau of Labor Statistics reported approximately 4.1 million persons employed in the Chicago market, the lowest employment since April of 1998. There was, however, an increase of approximately 62,300 new jobs from March through May of 2002. As of the end of the second quarter of 2002, there were approximately 4,174,600 persons employed in the Chicago Market. Though rebounding, this figure represents approximately 26,500 fewer jobs than in December of 2001.

Vacancy

Examining the vacancy rate by class reveals an approximately 9.82% vacancy rate in Class A buildings, followed by approximately 9.78% in Class B buildings and approximately 12.84% in Class C buildings. Currently the overall vacancy rate for downtown Chicago is approximately 10.5%.

Net Absorption

Overall absorption is an approximately negative 35,026 square feet. The only submarkets with positive absorption during the second quarter of 2002 were the West Loop (where Congress Center is located) and North Michigan Ave. which reported approximately 472,846 and 161,302, respectively, of square feet of positive absorption. The Central Loop submarket recorded an approximately negative 472,748 square feet of absorption and the East Loop submarket reported an approximately negative 34,987 square fee of absorption.

Lease Rates

With flattening demand and limited new product to expand supply, there was little movement of office rental rates. Average net rental rates for “Trophy” Class A buildings were between approximately $26 and $31 dollars per square foot. The average net rate per square foot for Class A space ranged between approximately $21 to $26 and Class B ranged between approximately $17 to $21. Class C gross rates averaged between approximately $23 to $26 per square foot.

Competition

Competitive office buildings in the Chicago market are as follows:

•	Union Tower is an approximately 332,000 square foot Class A office property located at 550 West Van Buren. The property is approximately 96% leased, with TD Waterhouse, Ticketmaster, Huron Group and Appraisal Institute as the major tenants. Estimated rental rates are approximately $23.04 per square foot on a triple net leased basis.

•	550 West Washington is an approximately 370,000 square foot Class A office property. The property is approximately 96% leased, with Information Resources and Zurich American Insurance as the major tenants. Estimated rental rates are approximately $21.00 per square foot on a triple net leased basis.

•	UBS Tower is an approximately 1,250,000 square foot Class A office tower, located at One North Wacker. The property is approximately 85% leased, with UBS, Price Waterhouse Coopers and Options Clearing Corporation as the major tenants. Estimated rental rates range from $19.80 to $25.20 per square foot on a triple net leased basis.

All of the properties listed above are within one-half mile of Congress Center.

Atrium Building—Lincoln, Nebraska

On January 31, 2003, through our wholly owned subsidiary, GREIT — Atrium Building, LLC, a Delaware limited liability company, we purchased the Atrium Building in Lincoln, Nebraska from 1200 N Street, LTD, an unaffiliated third party, for a purchase price of approximately $4,532,000. The property is encumbered by two ground leases under parts of the office building, which expire in 2054 and 2055, respectively, including renewal options. We financed the purchase price with $2,200,000 in borrowings under a new credit facility arranged through LaSalle Bank National Association, a real estate lender. We are required to make interest only payments until the due date of January 30, 2006, at which time the loan will have to be paid in full or refinanced. The purchase price included a sales commission payable to an affiliate of $132,000, approximately 2.9% of the purchase price.

The Atrium Building is located in the central business district of Lincoln, Nebraska, at 1200 N Street between the University of Nebraska and the State Capitol building. There is significant redevelopment activity in the immediate neighborhood, including residential, office and mixed-use projects.

Originally built in 1917 and extensively renovated with the most recent renovations completed in 1995, the property consists of a 6-story Class B office building containing approximately 166,868 square feet. The property is connected to the downtown Lincoln pedestrian skywalk system which provides covered, interior access to the surrounding buildings and parking structures.

The Atrium Building is approximately 81% leased with government entities of the State of Nebraska including the Nebraska Department of Environmental Quality, Nebraska Department of Banking and Finance, Nebraska Library Commission and the Nebraska Public Service Commission, occupying 80% of the property.

Within the next twelve months four leases totaling approximately 15,514 square feet or 9.3% of the property’s gross rentable square feet will expire. The Nebraska Department of Environmental Quality, a tenant since 1992, occupies approximately 37% of the property with a lease expiring in 2004.

The following table provides certain information with respect to the leases at this property with these tenants.

Lessee	Rentable Square Feet	Lease Ends	Percentage of Property Leased	Current Base Annual Rent	Rent Per Square Foot	Changes to Rent Per Square Foot
Coffee Trader	381	7/31/03	.02%	$6,060	$1.33	—	$—
Directives Salon	1,488	MTM	.09	9,000	0.50	—	—
Downtown Lincoln Associates	2,066	8/31/06	1.23	22,941	0.93	—	—
Great Plains Appraisal	400	MTM	.02	2,000	0.42	—	—
Grubb & Ellis/Pacific Realty	1,187	11/30/05	.07	14,838	1.04	—	—
Ice Cream Corner	451	7/31/03	.03	6,600	1.22	—	—
Management Office	1,683	—	—	—	—	—	—
Nebraska Department of Banking & Finance*	13,770	9/30/06	8.25	14,968	0.91	10/03	0.93
Nebraska Department of Environmental Quality*	62,357	7/15/04	37.37	636,841	0.85	—	—
Nebraska Department of Environmental Quality*	160	MTM	—	—	—	—	—
Nebraska Library Commission*	42,353	8/31/07	25.38	437,850	0.86	9/03	0.88
Nebraska Public Service Commission*	14,062	9/30/07	8.43	147,651	0.88	10/03	0.90
Office of Thrift Supervision	586	4/30/03	.04	7,595	1.08	—	—
Vacant	25,924	—	—	—	—	—	—
TOTAL	166,868		80.93%

*	Government entity or government contractor

The following table provides certain information with respect to lease expirations over the next 10 years at this property.

Year Ending December 31	Number of Leases Expiring	Rentable Sq. Ft. of Leases Expiring	Base Annual Rent of Leases Expiring (1)	Percent of Total Building Rentable Sq. Ft. Represented by Leases Expiring	Percent of Gross Annual Base Rent Represented by Leases Expiring (1)
2003	3	1,418	$27,498.08%		2.21%
2004	1	62,357	636,841	37.37	51.16
2005	1	1,187	14,838.07		.01
2006	2	15,836	172,621.09		13.87
2007	1	42,353	437,850	25.38	35.17
2008	0	—	—	—	—
2009	0	—	—	—	—
2010	0	—	—	—	—
2011	0	—	—	—	—
2012	0	—	—	—	—

(1)	These amounts are based on the property’s current base annual rent, which may increase under the terms of the leases.

A Building Condition Report obtained in connection with the acquisition of the property indicated that the property would need some minor structural, HVAC and flooring repairs totaling approximately $210,000. The Phase I environmental report indicated the possible presence of lead-based paint and asbestos, but further indicated that the materials were in good condition and that there were no historical conditions of concern. For federal income tax purposes, our depreciable basis in the property is approximately $3,852,000.

We have has retained Triple Net Properties Realty, Inc. to manage the property for a property management fee equal to 5% of the gross income of the property in addition to compensation for property-level services, including leasing fees, loan origination and servicing fees and property tax reduction fees.

Lincoln, Nebraska

The Lincoln Metropolitan Statistical Area (MSA) is located in Lancaster County, Nebraska. Lancaster’s estimated population in 2001 was 252,090. Approximately 90% of Lancaster County’s residents, or 225,000 people, live in the city of Lincoln. With an increase in residents of 36,650 people between 1990 and 2000, Lancaster County is the second fastest growing county in Nebraska. The average unemployment rate in Lincoln during 2001 was 2.9%, compared with the national average of 5.9%. This rate is due to the large base of workers in the service industry. Approximately 50% of households in Lincoln have annual income above $50,000. In addition to being the Nebraska state capital, Lincoln is home to the University of Nebraska, which employs more than 2,500 workers. Other large employers include Burlington Northern/Santa Fe Railroad, Gallup, Inc., Goodyear Tire & Rubber Co., Kawasaki Motors, and State Farm Insurance, each of which has in excess of 1,000 employees.

The property is located in the Lincoln area’s largest office submarket; containing 38 office buildings with 2,698,807 in net rentable square feet. Vacancy rates during the last three years have hovered around 17%. Downtown Lincoln is in the midst of a revitalization building boom. Currently, 39 buildings are in the process of development or redevelopment, with uses such as hotels, loft apartment redevelopments, restaurants, and parking garages. Approximately thirty percent of Lincoln’s employees work in the downtown submarket. The City of Lincoln has entered into an agreement with NuStyle Development Corporation to convert the Old Federal Building, located 2 blocks to the west and one block to the north of the Atrium Building, into a mixed-use development with 43 apartments and first floor commercial space. Along with revitalizing downtown, this project will force the current government tenants in the Old Federal Building to find new locations nearby.

FEES PAID IN CONNECTION WITH THE ACQUISITION OF PROPERTIES

Fees Paid in Connection with the acquisition of Congress Center

Acquisition Expenses

We paid costs and expenses for selecting, evaluating and acquiring this property, including surveys, appraisals, title insurance, and escrow fees, legal and accounting fees and expenses, architectural and engineering reports, environmental an asbestos assessments, travel and communication expenses, and other related expenses totaling approximately $75,000.

Property Management Fee

We pay Triple Net Properties Realty, Inc. a property management fee equal to 5% of the gross income from the property; however, a portion of this fee may be re-allowed to a third-party property manager. This fee is paid monthly. As of February 7, 2003, we had not paid property management fees.

Real Estate Commission

The purchase price included a sales commission payable by the seller of the property to Triple Net Properties Realty, Inc., of $2,000,000, or approximately 1.5% of the purchase price.

Fees Paid in Connection with the acquisition of the Atrium Building

Acquisition Expenses

We paid costs and expenses for selecting, evaluating and acquiring this property, including surveys, appraisals, title insurance, and escrow fees, legal and accounting fees and expenses, architectural and engineering reports, environmental an asbestos assessments, travel and communication expenses, and other related expenses totaling approximately $23,000.

Property Management Fee

We pay Triple Net Properties Realty, Inc. a property management fee equal to 5% of the gross income from the property; however, a portion of this fee may be re-allowed to a third-party property manager. This fee is paid monthly. As of February 7, 2003, we had not paid property management fees.

Real Estate Commission

The purchase price included a sales commission payable by the seller of the property to Triple Net Properties Realty, Inc., of $132,000, or approximately 2.9% of the purchase price.

POTENTIAL PROPERTY ACQUISITIONS

In addition, we currently are considering several other potential property acquisitions. Our decision to acquire one or more of these properties will generally depend upon:

•	our receipt of a satisfactory environmental survey and property appraisal for each property;

•	no material adverse change occurring in the properties, the tenants or in the local economic conditions; and

•	our receipt of sufficient financing, either through the net proceeds from this offering or satisfactory debt financing.

There can be no assurance that any or all of the conditions will be satisfied.

CREDIT FACILITY

We have obtained a new credit facility with a maximum amount of $25,000,000 through LaSalle Bank National Association which matures on January 30, 2006. Advances under this credit facility (i) will be made for the purchase of properties and collateralized by the related property, (ii) will bear interest at our choice of the Prime Rate or LIBOR plus a margin of 2.50% per annum, declining to 2.25% when we meet certain conditions, including attaining $50,000,000 in net worth, no default on advances, and full compliance with other covenants under the credit facility (iii) are subject to a floor rate of 4.15% per annum and (iv) require interest only payments on a monthly basis. In connection with this credit facility, we have granted LaSalle a right of first refusal to finance our purchase of properties. The origination costs for establishing the credit facility, including loan fees and other loan costs, totaled $312,000. As of the date hereof, our advances under this credit facility totaled $2,200,000 pursuant to borrowings to finance the purchase of the Atrium Building property.

SUPPLEMENTAL SALES LITERATURE

In addition to the prospectus, we may utilize certain sales material in connection with our offering, although only when accompanied by or preceded by the delivery of the prospectus. In certain jurisdictions, some or all of such sales material may not be available. This material may include information relating to our offering, the past performance of our advisor and its affiliates, property brochures and articles and publications on real estate. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. No person has been authorized to prepare for, or furnish to, a prospective investor any sales material other than that described herein and “tombstone” newspaper advertisements or solicitations of interest that are limited to identifying our offering and the location of sources of further information.

The use of any sales material is conditioned upon filing with and, if required, clearance by appropriate regulatory agencies. Such clearance, if provided, does not indicate that the regulatory agency has passed on the merits of our offering or the adequacy or accuracy of the materials.

Our offering is made only by means of our prospectus, as amended and supplemented. Although the information contained in our sales material will not conflict with any of the information contained in our prospectus, such sales material does not purport to be complete, and should not be considered a part of our prospectus or our registration statement of which our prospectus is a part, or as incorporated by reference in our prospectus or registration statement or as forming the basis of the offering of our shares.

Except as listed below, we have not authorized the use of other supplemental sales materials in connection with our offering:

•	Tombstone Advertisement of G REIT, Inc. Offering

•	Property Brochure for Two Corporate Plaza

•	Property Brochure for 5508 Highway 290 West Office Complex

•	G REIT, Inc. Offering Executive Summary for Investors

•	G REIT, Inc. Brochure (8-page)

•	Cover Letter to accompany prospectus

•	Solicitation of Interest Post Card

•	Solicitation of Interest Letter

•	Seminar Invitation